UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
washington, d.c. 20549

form 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-33674
CUSIP NUMBER: 00846L101

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

AgFeed Industries, Inc.

Former Name if Applicable:

Not applicable.

Address of Principal Executive Office (Street and Number):

100 Bluegrass Commons Blvd., Suite 310

City, State and Zip Code:

Hendersonville, Tennessee 37075

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check Box if appropriate) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

part iii – narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

AgFeed Industries, Inc. (the Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 within the prescribed time period without unreasonable effort or expense. As previously disclosed, on January 31, 2012, the Company announced that its special committee of the board of directors had completed its investigation into certain accounting issues in the Company’s animal nutrition and legacy farm hog operations in China. Also, as previously disclosed, the Company is in the process of restating its unaudited financial statements for the quarters ended March 31 and June 30, 2011 and June 30, 2010, as well as its audited financial statements for the years ended December 31, 2010, 2009 and 2008. Due to its ongoing work in connection with restating certain financial statements, the Company is unable to predict when it will be in a position to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012. The Company intends to submit such filing as soon as practicable.

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Safe Harbor Statement

This notice contains certain forward-looking statements” relating to the business of the Company and its subsidiary companies. All statements, other than statements of historical fact included herein are forward-looking statements” including statements regarding: the timing, duration and outcome of its work in connection with restating certain financial statements; the Company's business and operations; business strategy, plans, and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as believes,” expects” or similar expressions and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. For additional information and risk factors that could affect the Company, see its filings with the Securities and Exchange Commission. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

party iv – other information

(1)	Name and telephone number of person to contact in regard to this notification:

Gerard Daignault

(917) 804-3584

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒	Yes	☐	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐	Yes	☐	No **

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

** Because we have not completed the restatement of our financial statements, we are unable to provide a reasonable estimate of our results of operations for the quarter ended September 30, 2011. Accordingly, we cannot predict whether significant changes will be reflected in our results of operations for the three and six months ended September 30, 2012 compared to the three and six months ended September 30, 2011. As previously disclosed, the Company’s unaudited financial statements for the quarters ended March 31 and June 30, 2011 and June 30, 2010, as well as its audited financial statements for the years ended December 31, 2010 and 2009, should no longer be relied upon.

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AgFeed Industries, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2012	By:	/s/ Gerard Daignault
Gerard Daignault
Interim Chief Financial Officer

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